FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2010 .

Commission File Number        0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Teva Reports Record Third Quarter 2010 Results

-- Record Third Quarter Sales of $4.3 Billion and Non-GAAP EPS of $1.30 --

-- Record Quarterly Cash Flow from Operations of $1.2 Billion and Free Cash Flow of $866 Million --

JERUSALEM--(BUSINESS WIRE)--November 2, 2010--Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported results for the quarter ended September 30, 2010.

Third Quarter Highlights:

  Quarterly net sales of $4.3 billion, an increase of 20% over the comparable period in 2009.
  Quarterly non-GAAP net income and non-GAAP EPS of $1.2 billion and $1.30, up 47% and 46%, respectively, compared to the third quarter of 2009. Quarterly GAAP net income and EPS totaled $1.1 billion and $1.15, up 62% and 60%, respectively, compared to the third quarter of 2009.
  Quarterly non-GAAP operating income of $1.4 billion, an increase of 44% over the third quarter of 2009. Quarterly GAAP operating income totaled $1.2 billion, up 58% compared to the third quarter of 2009.
  Quarterly cash flow from operations of $1.2 billion, an increase of 16% compared to the third quarter of 2009, and free cash flow of $866 million, up 23% compared with the third quarter of 2009.
  Quarterly global in-market sales of Copaxone® reached a record of $808 million, up 4% over the third quarter of 2009. With a 30% global market share, Copaxone® continues to be the leading MS therapy in the U.S. and globally.
  Completed the acquisition of ratiopharm, whose results of operations were consolidated since August 2010.

“This was another outstanding quarter of profitable growth for Teva, with record-breaking sales across all our geographies and major businesses, leading to record-breaking results across the board,” commented Shlomo Yanai, Teva’s President and Chief Executive Officer. “This was also a quarter of major strategic achievements and operational successes, particularly in the U.S. with high growth rates in our generics business, and in Europe, where we closed our acquisition of ratiopharm and are already making excellent progress on the integration--which we now expect to complete ahead of schedule.”

Mr. Yanai continued, “2010 has been an exciting year so far. We are now developing our workplans for 2011 and beyond, and we are extremely enthusiastic about the many opportunities that lie ahead for Teva as we look forward to another year of continuous profitable growth.”

Net sales for the third quarter increased 20% to $4,250 million, compared to $3,550 million in the third quarter of 2009.

Exchange rate differences negatively impacted sales in the third quarter of 2010 by approximately $122 million compared to the third quarter of 2009, while having a negligible negative impact on operating income. The impact on sales resulted from the decline in the value of certain European currencies relative to the U.S. dollar, partially offset by the strengthening of the value of other currencies relative to the U.S. dollar in the third quarter of 2010 compared with the third quarter in 2009.

Non-GAAP net income for the third quarter of 2010 totaled $1,182 million, an increase of 47% compared to the third quarter of 2009, while non-GAAP diluted earnings per share were $1.30, an increase of 46% compared to the third quarter of 2009. On a U.S. GAAP basis, net income for the third quarter totaled $1,050 million, up 62% compared to the third quarter of 2009, while diluted earnings per share were $1.15, up 60% compared to the third quarter of 2009.

Non-GAAP net income and non-GAAP EPS for the third quarter of 2010 are adjusted to exclude the following items:

  Amortization of purchased intangible assets of $144 million;
  Inventory step-up of $54 million;
  Financial income of $45 million related to hedging activity in connection with the acquisition of ratiopharm;
  Impairment of assets of $27 million;
  Acquisition and restructuring expenses of $27 million;
  Income of $1 million in connection with a provision for legal settlements; and
  Related tax benefits of $74 million.

Teva believes that excluding these items facilitates investors' understanding of the trends in the Company's underlying business. In the third quarter of 2009, non-GAAP net income and non-GAAP EPS excluded amortization of purchased intangible assets, restructuring expenses, impairment of assets, legal settlements, inventory step-up, and related tax effects. See the attached tables for a reconciliation of U.S. GAAP reported results to the adjusted non-GAAP figures.

Quarterly non-GAAP operating income (which excludes amortization of purchased intangible assets, inventory step up, acquisition and restructuring expenses, impairment of assets, partially offset by income in connection with legal settlements, as detailed above) reached $1,439 million, an increase of 44% compared with the third quarter of 2009. On a U.S. GAAP basis, operating income for the third quarter of 2010 totaled $1,188 million, up 58% compared to the third quarter of 2009.

Sales in North America in the third quarter reached $2,724 million, accounting for 64% of total sales and representing an increase of 22% compared to the third quarter of 2009. Generic sales in the U.S. were $1,627 million in the quarter, up 34% compared to the comparable quarter in 2009. The increase in quarterly sales resulted from the launch of a generic version of Effexor XR® (venlafaxine) in the reported quarter, as well as continued strong sales of generic versions of Pulmicort Respules® (budesonide), Adderall XR® (mixed amphetamine salts), Hyzaar® (losartan potassium - hydrochlorothiazide), Cozaar® (losartan potassium) and Yaz® (drospirenone and ethinyl estradiol) launched in previous quarters. The quarter's results also reflected continued strong sales of Copaxone®.

As of October 26, 2010, Teva had 203 product applications awaiting final FDA approval, including 45 tentative approvals. Collectively, the brand products covered by these applications had annual U.S. sales of over $118 billion. Of these applications, 134 were “Paragraph IV” applications challenging patents of branded products. Teva believes it is the first to file on 83 of the applications, relating to products with annual U.S. branded sales exceeding $55 billion.

Sales in Europe in the third quarter of 2010 totaled $1,001 million, accounting for 24% of total sales and representing an increase of 21% compared to the third quarter of last year. In local currency terms, sales in Europe grew 33% compared with the third quarter of 2009. The growth in sales was attributable to an increase in generic sales in Germany, Spain, Italy, and France due substantially to the first-time consolidation of ratiopharm's results.

Since the beginning of 2010, Teva has received 1,461 generic approvals in Europe relating to 174 compounds in 351 formulations, including five European Commission approvals valid in all EU member states. In addition, as of September 30, 2010, Teva had 3,706 marketing authorization applications pending approval in 30 European countries, relating to 287 compounds in 583 formulations, including nine applications pending with the EMA (European Medicines Agency).

International market sales in the third quarter of 2010 totaled $525 million, accounting for 12% of total sales and representing an increase of 7% compared to the third quarter of 2009. In local currency terms, international market sales grew 13% compared with the third quarter of 2009. The increase in sales was driven by higher sales of generic pharmaceuticals in Russia, as well as generally higher sales in Israel and Latin America. Sales also benefited from the first-time consolidation of ratiopharm's results.

Copaxone® remained the number one MS therapy in the U.S. and globally with a 30% global market share. Global in-market sales reached $808 million in the third quarter of 2010, an increase of 4% over the third quarter of 2009. In the U.S., quarterly in-market sales increased 9% to $588 million compared to the third quarter of 2009. In-market sales outside the U.S. totaled $220 million, down 6% compared to the third quarter of 2009. Despite unit growth in several countries throughout Europe and Latin America, in-market sales outside the U.S. declined as a result of the timing of tenders in certain international markets, the negative impact of exchange rates and cost containment measures in Europe. In local currency terms, in-market sales of Copaxone® outside the U.S. in the reported quarter were flat compared to the comparable quarter in 2009.

Global in-market sales of Azilect® reached $81 million in the quarter, a 28% increase over the comparable period in 2009, benefiting from an increase in sales in the U.S. and in Europe. In local currency terms, global in-market sales of Azilect® grew 35% in the third quarter of 2010.

Teva's global respiratory product sales totaled $207 million in the quarter. As compared to the third quarter of 2009, which benefited from earlier and increased seasonal purchases due to the severity of seasonal flu viruses last year, sales in the third quarter of 2010 declined 15%. Increased competition in the SABA (short acting beta agonist) market also contributed to the decline in ProAir™ sales in the quarter. Teva's respiratory product sales in the U.S. totaled $126 million in the third quarter. As of September 30, 2010, Teva maintained its leadership position with a 49% market share in the SABA market in the U.S., while Qvar® maintained its number two position in the inhaled corticosteroid category (ICS) market with a 20% market share.

Teva's women's health business sales reached $116 million in the quarter, up 13% compared to $103 million in the comparable quarter in 2009, benefiting from strong sales of Seasonique® and ParaGard® in the third quarter. On October 28, 2010, Teva announced its agreement to acquire Theramex, a women's health business based in Europe. Theramex's diverse product portfolio is sold primarily through a sales force in France and Italy and through third parties in approximately 50 additional countries. The acquisition, which will serve as a platform to expand Teva's women's health business globally, is expected to close by the end of 2010 or early 2011.

API sales to third parties totaled $159 million in the third quarter, up 17% compared to $136 million in the comparable quarter in 2009.

Non-GAAP gross profit margin reached 62.5% in the third quarter of 2010, compared to the 58.2% non-GAAP gross profit margin recorded in the comparable quarter of 2009. Non-GAAP gross profit margins continued to benefit from the contribution to sales of new and recently launched generic products in the U.S., improved gross margins of the U.S. generics base business as well as the contribution to sales of innovative and branded products (including Copaxone®, ProAir™, Azilect®, Qvar® and women's health products). GAAP gross profit margin reached 58.0% in the third quarter of 2010, compared to GAAP gross profit of 54.3% in the comparable quarter of 2009. The improvement in GAAP gross profit was due to the factors listed above, partially offset by an inventory step up charge recorded in the current quarter.

Net Research & Development (R&D) expenditures in the third quarter totaled $239 million, or 5.6% of sales, compared to $195 million recorded in the third quarter of 2009, or 5.5% of sales. Gross R&D in the third quarter of 2010, before reimbursement from third parties for certain R&D expenses, totaled $248 million, or 5.8% of sales, an increase of 18% compared to the comparable quarter in 2009. For the full year, net R&D expenses are expected to be approximately 6% of net sales.

Selling and Marketing expenditures (excluding amortization of purchased intangible assets) totaled $742 million, or 17.5% of sales, for the third quarter, compared to $662 million, or 18.6% of sales, in the comparable quarter of 2009. The decrease in selling and marketing expenses as percentage of sales is attributable primarily to the termination of payments to sanofi-aventis in connection with Copaxone®'s North American sales, partially offset by higher royalty payments in connection with new and recently launched generic products sold in the U.S.

General and Administrative (G&A) expenditures totaled $236 million, or 5.5% of sales, for the third quarter, compared with $212 million, or 6.0% of sales, in the comparable quarter of 2009.

The tax expense provided for the third quarter was $207 million of pre-tax non-GAAP income of $1,391 million. Teva's current estimate of the annual tax rate of non-GAAP income for 2010 is 15%, compared to a rate of 16% of pre-tax non-GAAP income for all of 2009. On a GAAP basis, the annual tax rate for 2010 is estimated to be approximately 12%.

Cash flow generated from operating activities during the third quarter of 2010 was $1,194 million, compared to $1,025 million in the comparable quarter in 2009. Free cash flow – excluding gross capital expenditures (of $175 million) and dividends (of $167 million), partially offset by sales of assets ($14 million) – reached $866 million. Cash and marketable securities as of September 30, 2010 were $1.2 billion.

Total equity as of September 30, 2010 amounted to $21.7 billion, an increase of $2.4 billion compared to $19.3 billion as of December 31, 2009. The increase in total equity is attributable primarily to GAAP net income of $2.6 billion and the positive impact of currency translations as of September 30, 2010, resulting from the strengthening of major European currencies compared to the U.S. dollar during this period, partially offset by dividends paid to shareholders.

For the third quarter of 2010, the weighted average share count for the fully diluted earnings per share calculation was 921 million shares on both a GAAP and non-GAAP basis. As of September 30, 2010, Teva's share count for the fully diluted share calculation is estimated at 921 million shares, while the share count for calculating Teva's market capitalization is approximately 899 million shares.

Dividend

The Board of Directors, at its meeting on November 1, 2010, declared a cash dividend for the third quarter of 2010 of NIS 0.70 (approximately 19.3 cents according to the rate of exchange on November 1, 2010) per share.

The record date will be November 10, 2010, and the payment date will be December 2, 2010. Tax will be withheld at a rate of 9%.

Conference Call

Teva will host a conference call to discuss the Company's third quarter 2010 results, on Tuesday, November 2, 2010 at 8:30 a.m. ET. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website. A replay of the call will also be available until November 9, 2010, at 11:59 p.m. ET, by calling 858-384-5517 or 877-870-5176. The Conference ID# is 358963.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,250 molecules and a direct presence in over 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for multiple sclerosis. Teva employs more than 40,000 people around the world and reached $13.9 billion in net sales in 2009.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix® and Yaz®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of ratiopharm), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC")

Consolidated Statements of Income
(Unaudited, U.S. Dollars in millions, except share and per share data)

		Three months ended		Nine months ended
		September 30,		September 30,
		2010	2009	2010	2009
Net sales		4,250	3,550	11,703	10,097
Cost of sales (a)		1,783	1,622	5,102	4,829
Gross profit		2,467	1,928	6,601	5,268
Research and development expenses		239	195	663	583
Selling and marketing expenses (b)		751	671	2,147	1,924
General and administrative expenses		236	212	607	605
Legal settlements, acquisition and restructuring expenses and impairment		53	97	78	163
Purchase of research and development in process		-	-	9	-
Operating income		1,188	753	3,097	1,993
Financial expenses - net (c)		3	52	178	176
Income before income taxes		1,185	701	2,919	1,817
Provision for income taxes (d)		133	49	336	172
		1,052	652	2,583	1,645
Share in losses of associated companies - net		*	2	17	21
Net income		1,052	650	2,566	1,624
Net income attributable to non-controlling interests		2	1	6	3
Net income attributable to Teva		1,050	649	2,560	1,621

Earnings per share attributable to Teva:	Basic ($)	1.17	0.73	2.86	1.87
	Diluted ($)	1.15	0.72	2.82	1.81
Weighted average number of shares (in millions):	Basic	899	884	895	867
	Diluted	921	915	921	896

Non-GAAP net income attributable to Teva:**		1,182	806	2,993	2,182

Non-GAAP earnings per share attributable to Teva:	Basic ($)	1.32	0.91	3.34	2.52
	Diluted ($)	1.30	0.89	3.29	2.43

Weighted average number of shares (in millions):	Basic	899	884	895	867
	Diluted	921	915	921	912

* Represents an amount of less than $0.5 million.
** See reconciliation attached.

(a) Cost of sales includes $135 million and $137 million of amortization of purchased intangible assets in the three months ended September 30, 2010 and 2009, respectively, and $54 million and $1 million of inventory step-up in the three months ended September 30, 2010 and 2009, respectively.

(b) Selling and marketing expenses includes $9 million of amortization of purchased intangible assets in the three months ended September 30, 2010 and 2009.

(c) Financial income includes $45 million resulting from hedging of the ratiopharm acquisition in the three months ended September 30, 2010.

(d) Provision for income taxes includes $74 million and $87 million of related tax effect of non-GAAP charges in the three months ended September 30, 2010 and 2009, respectively.

Condensed Balance Sheets
(U.S. Dollars in millions)

	September 30,	December 31,
	2010	2009
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	935	1,995
Short-term investments	21	253
Accounts receivable	5,228	5,019
Inventories	3,862	3,332
Deferred taxes and other current assets	1,813	1,542
Total current assets	11,859	12,141
Long-term investments and receivables	680	534
Deferred taxes, deferred charges and other assets	819	642
Property, plant and equipment, net	4,228	3,766
Identifiable intangible assets, net	5,881	4,053
Goodwill	15,569	12,674
Total assets	39,036	33,810

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	1,076	659
Convertible senior debentures - short term	1,332	642
Sales reserves and allowances	3,348	2,942
Accounts payable and accruals	2,514	2,680
Other current liabilities	1,053	679
Total current liabilities	9,323	7,602
Long-term liabilities:
Deferred income taxes	2,330	1,741
Other taxes and long term payables	738	727
Employee related obligations	199	170
Senior notes and loans	4,726	3,494
Convertible senior debentures - long term	14	817
Total long-term liabilities	8,007	6,949
Equity:
Teva shareholders' equity	21,668	19,222
Non-controlling interests	38	37
Total equity	21,706	19,259
Total liabilities and equity	39,036	33,810

Condensed Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Operating activities:
Net income	1,052	650	2,566	1,624
Purchase of research and development in process	-	-	9	-
Decrease (increase) in operating assets and liabilities	(57)	121	(274)	175
Expenses not involving cash flow and others	199	254	733	617

Net cash provided by operating activities	1,194	1,025	3,034	2,416

Net cash used in investing activities	(5,100)	(336)	(5,239)	(653)

Net cash provided by (used in) financing activities	(204)	(897)	1,146	(2,052)

Translation adjustment on cash and cash equivalents	191	45	(1)	33

Net decrease in cash and cash equivalents	(3,919)	(163)	(1,060)	(256)

Balance of cash and cash equivalents at beginning of period	4,854	1,761	1,995	1,854

Balance of cash and cash equivalents at end of period	935	1,598	935	1,598

Reconciliation between Reported and Non-GAAP Net Income
(Unaudited, U.S. Dollars in millions, except share and per share data)

		Three months ended		Nine months ended
		September 30,		September 30,
		2010	2009	2010	2009
Reported net income attributable to Teva		1,050	649	2,560	1,621
Inventory step-up		54	1	54	297
Purchase of research and development in process		-	-	9	-
Amortization of purchased intangible assets - under cost of sales		135	137	379	326
Amortization of purchased intangible assets - under selling and marketing expenses		9	9	25	25
Legal settlements		(1)	13	(7)	55
Impairment of assets		27	37	30	39
Acquisition and restructuring expenses		27	47	55	69
Financial expenses (income) related to hedging activity of the ratiopharm acquisition		(45)	-	102	-
Gain from sale of marketable securities		-	-	(24)	-
Related tax effect		(74)	(87)	(190)	(250)
Non-GAAP net income attributable to Teva		1,182	806	2,993	2,182

Diluted earnings per share attributable to Teva:	Reported ($)	1.15	0.72	2.82	1.81
	Non-GAAP ($)	1.30	0.89	3.29	2.43

Add back for diluted earnings per share calculation:
Interest expense on convertible senior debentures,	Reported ($)	11	10	33	1
and issuance costs, net of tax benefits	Non-GAAP ($)	11	10	33	33

Diluted weighted average number of shares (in millions):	Reported	921	915	921	896
	Non-GAAP	921	915	921	912

Reconciliation between Reported and Non-GAAP Operating Income
(Unaudited, U.S. Dollars in millions)

	Three Months Ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Reported operating income	1,188	753	3,097	1,993
Inventory step-up	54	1	54	297
Purchase of research and development in process	-	-	9	-
Amortization of purchased intangible assets - under cost of sales	135	137	379	326
Amortization of purchased intangible assets - under selling and marketing	9	9	25	25
Legal settlements	(1)	13	(7)	55
Impairment of assets	27	37	30	39
Acquisition and restructuring expenses	27	47	55	69
Non-GAAP operating income	1,439	997	3,642	2,804

Sales by Geographic Area
(Unaudited, U.S. Dollars in millions)

	Three months ended
	September 30,		% of Total	% of Total
	2010	2009	2010	2009	% Change

North America	2,724	2,228	64%	63%	22%
Europe*	1,001	830	24%	23%	21%
International markets	525	492	12%	14%	7%
Total	4,250	3,550	100%	100%	20%

* Includes EU member states, Switzerland & Norway.

Sales by Geographic Area
(Unaudited, U.S Dollars in millions)

	Nine months ended
	September 30,		% of Total	% of Total
	2010	2009	2010	2009	% Change

North America	7,500	6,261	64%	62%	20%
Europe*	2,624	2,346	22%	23%	12%
International markets	1,579	1,490	14%	15%	6%
Total	11,703	10,097	100%	100%	16%

* Includes EU member states, Switzerland & Norway.

CONTACT:
IR:
Teva Pharmaceutical Industries Ltd.
Elana Holzman, 972 (3) 926-7554
or
Teva North America
Kevin C. Mannix, 215-591-8912
or
PR:
Teva Pharmaceutical Industries Ltd.
Yossi Koren, 972 (3) 926-7687
or
Teva North America
Denise Bradley, 215-591-8974

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:		/s/ Eyal Desheh
Name: Eyal Desheh
Title: Chief Financial Officer

Date:	November 2, 2010